SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)1

                      Harding Lawson Associates Group, Inc.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                   412293-10-2
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 19, 2000
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


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     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 412293-10-2                  13D                 Page 2 of 5 Pages
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      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 LIONHEART GROUP, INC.
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      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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      3         SEC USE ONLY

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      4         SOURCE OF FUNDS*
                     WC
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                       / /
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      6         CITIZENSHIP OR PLACE OR ORGANIZATION
                     DELAWARE
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  NUMBER OF         7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                       439,700
OWNED BY EACH
  REPORTING     ----------------------------------------------------------------
 PERSON WITH
                    8         SHARED VOTING POWER

                                    -0-
                ----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                    439,700
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                   10         SHARED DISPOSITIVE POWER

                                    -0-
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      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                      439,700
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      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
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      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      8.79%
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      14        TYPE OF REPORTING PERSON*
                      IA
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 412293-10-2                  13D                 Page 3 of 5 Pages
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         The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 4, the Schedule 13D remains in full force and effect.

Item 3 is amended to read as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 439,700 Shares of Common Stock owned by the Reporting Person is $3,095,506. The Shares of Common Stock owned by the Reporting Person were purchased with the working capital of the investment funds and managed accounts for whose accounts such Shares were purchased.

Item 5(a) and (c) are amended to read as follows:

Item 5.  Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 5,004,328 Shares outstanding, which is the total number of Shares of Common Stock outstanding as of December 30, 1999 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 30, 1999.

                  As of the close of business on January 24, 2000, the Reporting Person beneficially owns 439,700 Shares of Common Stock, constituting approximately 8.79% of the Shares outstanding. All of such Shares were acquired in open-market transactions.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

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CUSIP No. 412293-10-2                  13D                 Page 4 of 5 Pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   January 24, 2000                   LIONHEART GROUP, INC.


                                            By: /s/ C. Duncan Soukrup
                                                -------------------------
                                                    C. Duncan Soukup
                                                    President

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CUSIP No. 412293-10-2                  13D                 Page 5 of 5 Pages
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                                   SCHEDULE A

                           Transactions in the Shares
                             Within the Past 60 Days


  Shares of Common
        Stock                  Price Per                   Date of
  Purchased/(Sold)               Share                  Purchase/Sale
  ----------------               -----                  -------------
        5,000                    $6.875                    11/29/99
        1,000                    $7.500                    11/30/99
        9,000                    $7.625                    12/1/99
        1,700                    $7.313                    12/9/99
       22,000                    $7.139                    12/14/99
       15,000                    $7.125                    12/15/99
        7,500                    $7.250                    12/16/99
        1,500                    $7.188                    12/17/99
        1,300                    $7.375                    12/21/99
        6,000                    $7.375                    12/22/99
       10,000                    $7.438                    12/23/99
        3,500                    $7.563                    12/27/99
       10,000                    $7.500                    12/31/99
       30,000                    $7.469                    01/19/00